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February 26, 1997




The Board of Directors
North American Security Life Insurance Company

Dear Directors,

This opinion is written in reference to individual flexible purchase payment deferred variable annuity contracts (the "Contracts") issued through the NASL Variable Account by North American Security Life Insurance Company ("the Company") and covered by the Rule 24f-2 notice dated February 26, 1997, to be filed with the Securities and Exchange Commission. I have examined such documents, reviewed such questions of law, and received such certification of facts by a Company officer as I deemed necessary for purposes of this opinion. On the basis of such examination, review and certification, it is my opinion that the Contracts covered by the Rule 24f-2 notice have been legally issued and are binding obligations of the Company. I hereby consent to the filing of this letter with the Rule 24f-2 notice.

Very truly yours,

/s/ BETSY ANNE SEEL

Betsy Anne Seel
Counsel